Exhibit (m.2)

FRONTIER FUNDS, INC.
(the “Company”)

Shareholder Servicing Plan

The following Shareholder Servicing Plan (the “Plan”) has been adopted by the Company, a Maryland corporation, on behalf of the Service Class and Class Y shares (each, a “Class”) that are offered by certain series of the Company (each, a “Fund,” and together the “Funds”).

1.            This Plan is adopted to allow a Class to make payments to broker/dealers and other financial intermediaries (“Servicing Agents”) who provide sub-transfer agent, administrative, recordkeeping, sub-accounting and other non-distribution services (“Services”) to Service Class and Class Y shareholders. Services may include, but are not limited to:

(a)	establishing and maintaining accounts and records relating to shareholders who invest in a Class;

(b)	aggregating and processing orders for shares of a Class;

(c)	processing dividend and other distribution payments from the Funds on behalf of shareholders;

(d)	providing information to shareholders as to their ownership of Fund shares or about other aspects of the operations of the Funds;

(e)	preparing tax reports or forms on behalf of shareholders;

(f)	forwarding communications from the Funds to shareholders;

(g)	assisting shareholders in changing the Funds’ records as to their addresses, dividend options, account registrations or other data;

(h)	providing sub-accounting services with respect to shares beneficially owned by shareholders, or the information to the Funds necessary for sub-accounting;

(i)	receiving and transmitting proxies executed by beneficial owners; and

(j)	providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions.

2.            This Plan is designed to compensate Servicing Agents for providing Services to their customers who beneficially own Service Class or Class Y shares of a Fund. Payments may also be made to Servicing Agents for other platform fees such as initial set-up fees for new funds and/or share classes so that the underlying customers of the Servicing Agents may receive Services. No fees may be paid under the Plan for distribution-related services. The Company’s investment advisers, subadvisers, distributor and their affiliates are eligible to receive payments under the Plan as reimbursement for fees paid to Servicing Agents for Services. The Plan will be administered by the Company’s distributor. As compensation for the services provided pursuant to this Plan, Servicing Agents will be paid a monthly fee computed at the annual rate not to exceed 0.15% of the average daily net assets held during the month by Service Class and Class Y shares, respectively, of a Fund.

3.             The Company has adopted a separate Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) pursuant to which Class Y shares offered by the Company may pay a distribution fee to the distributor as reimbursement for the distributor’s expenditures for distribution-related services. Servicing Agents may be entitled to receive shareholder servicing fees under this Plan as well as distribution fees under the Distribution Plan to the extent they provide services to Class Y shares authorized under the Plan.

4.             Institutional Class shares of a Fund may also pay fees for non-distribution related Services provided by Servicing Agents in amounts authorized by the Board. Such payments shall be reported to the Board on a quarterly basis.

5.             Any payments made by a Class to any Servicing Agent pursuant to this Plan will be made pursuant to the distributor’s standard Services Agreement or such other agreement the material terms of which have been reviewed by the Board of Directors of the Company (the “Board”). Such agreements will be entered into by the Company or the distributor, on behalf of a Fund, and the Servicing Agent. If more than one Fund is a party to an agreement and expenses are not directly attributable to shares of a particular Fund, then the expenses may be allocated between or among the shares of the Funds in an equitable manner consistent with the Funds’ accounting practices.

6.             A Fund, through its officers and/or agents, has the right to select in its sole discretion, the Servicing Agents to participate in the Plan.

7.             While this Plan is in effect, the Company’s distributor shall report in writing at least quarterly to the Company’s Board, and the Board shall review, a written report of the amounts expended under the Plan.

8.             This Plan shall be effective for one year from the date set forth below, unless the Plan is terminated in accordance with Section 10 prior thereto. Thereafter, the Plan shall continue from year to year, provided that such continuance is approved at least annually by a vote of a majority of (a) the Board, and (b) the members of the Board who are not interested persons of a Fund, as defined under the 1940 Act, and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Independent Directors”), cast in person at a meeting called for the purpose of voting on the Plan.

9.             This Plan may be amended at any time with respect to a Class by the Board, provided material amendments to this Plan shall become effective only upon the approvals set forth in Section 8.

10.           This Plan may be terminated with respect to any Class at any time by: (a) a majority vote of the Independent Directors; or (b) a vote of a majority of the outstanding voting securities of the affected Class, as defined under the 1940 Act.

11.           All agreements with any person relating to the implementation of this Plan shall be in writing.

12.           The Board shall review and assess the effectiveness of this Plan on an annual basis.

Amended May 22, 2018

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